January 17, 2020
VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Kennedy-Wilson Holdings, Inc.
Registration Statement on Form S-3
Filed December 12, 2019
File No. 333-235472

Dear Mr. Alper:

On behalf of Kennedy-Wilson Holdings, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 2, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3 (File No. 333-235472), as filed with the Commission on December 12, 2019 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the comment contained in the Comment Letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Comment:

General

1.    We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities

January 17, 2020

Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised page 6 of Amendment No. 1 to include the following disclosure:

“Exclusive Forum Provision

Our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by the law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or our stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Laws, our amended and restated certificate of incorporation or our amended and restated bylaws or to which the Delaware General Corporation Laws confer jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine.

We do not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or any other claim for which the federal courts have exclusive jurisdiction. We also note that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.”

* * *

We hope the foregoing answers are responsive to your comment. Please do not hesitate to contact Julian T.H. Kleindorfer of Latham & Watkins LLP at (213) 485-1234 or julian.kleindorfer@lw.com with any questions or comments regarding this correspondence.

January 17, 2020

Very truly yours,

/s/ LATHAM & WATKINS LLP

CC:	Justin Enbody, Kennedy-Wilson Holdings, Inc.
In Ku Lee, Kennedy-Wilson Holdings, Inc.